Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

SimonJ@gtlaw.com

January 3, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Donald Field, Attorney-Advisor

Re:	Monocle Acquisition Corporation Registration Statement on Form S-1

Filed November 19, 2018

Amendment No. 1 to Registration Statement on Form S-1

Filed November 21, 2018

File No. 333-228470

Dear Mr. Field:

On behalf of Monocle Acquisition Corporation (the “Company”), we are hereby responding to the letter, dated December 4, 2018 (the “Comment Letter”), from the Division of Corporation Finance, Office of Information Technologies and Services (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-1 filed on November 19, 2018 (the “Registration Statement”) and the Company’s Amendment No. 1 to the Registration Statement filed on November 21, 2018. In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No. 2 to the Registration Statement with the Commission, today.

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Registration Statement on Form S-1

Exclusive Forum Selection, page 116

1.	We note your response to comment 1. We note that your amended and restated certificate of incorporation identifies federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please revise your prospectus to state that a court may determine that the provision is unenforceable, and to state that by agreeing to the provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

United States Securities and Exchange Commission Division of Corporation Finance January 3, 2019 Page 2

Response: The Company has revised its disclosure on pages 45 and 116 of the Registration Statement in response to the Staff’s comment.

Amendment No. 1 to Registration Statement on Form S-1

Exhibits

2.	Please refer to Exhibit 3.2 and Section 12.1 thereof. We note that the language of the section and the prospectus summary of the exclusive forum provision don't align. Specifically, the prospectus summary disclosure appears broader than the exclusive forum provision in the charter. In this regard, we note your disclosure on page 44 of the initial filing that "if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware." Please reconcile.

Response: The Company has revised its disclosure on pages 44, 45 and 116 of the Registration Statement in response to the Staff’s comment.

* * *

Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding the Registration Statement or the above responses.

Sincerely yours,

/s/ Jason T. Simon

Jason T. Simon

cc:	Monocle Acquisition Corporation

Alan I. Annex, Esq.